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                     March 7, 2024

       Mitchell Eaglstein
       Chief Executive Officer
       FDCTech Inc.
       200 Spectrum Drive, Floor 300
       Irvine, CA 92618

                                                        Re: FDCTech Inc.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            File No. 000-56338

       Dear Mitchell Eaglstein:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology
       cc:                                              William Barnett